Filed by Nanogen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Epoch Biosciences, Inc.

Commission File No: 000-22170

10398 Pacific Center Court

San Diego, CA 92121

November 19, 2004

Dear Stockholder:

This letter is sent to remind stockholders of Nanogen, Inc. that a special meeting of stockholders will be held on Wednesday, December 8, 2004 at 10:00 a.m., local time, at Hilton La Jolla Torrey Pines, 10950 N. Torrey Pines Road, La Jolla, California. The Company encourages all persons who are stockholders as of the record date of October 26, 2004 to mark, date, sign and return the proxy card that was enclosed with the Proxy Statement dated November 1, 2004. Your vote is important, regardless of the number of shares you own.

This special meeting and proxy concern Nanogen’s desire to merge with Epoch Biosciences, Inc. of Bothell, WA in an all stock transaction. The proposed transaction has been unanimously approved by the Board of Directors of both companies, subject to stockholder approval. Epoch’s product line is very complementary to Nanogen and the transaction is expected to be immediately beneficial to the financial performance of Nanogen, Inc.

If you have any questions or need assistance with voting your shares, please call our proxy solicitor, Georgeson Shareholder Communications, at 1-800-459-3121.

Sincerely,

Howard C. Birndorf
Chairman of the Board and Chief Executive Officer

Additional Information about the Proposed Merger and Where to Find It

In connection with the merger of Nanogen and Epoch, Nanogen has filed a registration statement on Form S-4, as amended on October 26, 2004, which includes a prospectus of Nanogen and a joint proxy statement for each of Nanogen’s and Epoch’s special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen and Epoch with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement and other documents filed by Nanogen with the Securities and Exchange Commission may also be obtained from Nanogen by directing a request to Nanogen, Attention: Larry Respess, Secretary, 858-410-4600. Free copies of the joint proxy statement and other documents filed by Epoch with the Securities and Exchange Commission may also be obtained from Epoch by directing a request to Epoch, Attention: Bert Hogue, Chief Financial Officer, 425-482-5555.